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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                    FILING NO. 1 FOR THE MONTH OF MARCH, 2001




                              VISIBLE GENETICS INC.
                              ---------------------
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F  X     Form 40-F
                                      ---             ---



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No X
                                     ---     ---

--------------------------------------------------------------------------------

                              VISIBLE GENETICS INC.

      On March 8, 2001, we reported our financial results for the fourth quarter and year ended December 31, 2000. We reported sales of $3.0 million for the fourth quarter of 2000 and $13.1 million for the year ended December 31, 2000, compared to $5.0 million and $13.6 million for the respective periods in 1999. The net loss attributable to common shareholders for the fourth quarter of 2000 was $10.4 million or $0.65 per share, compared to a net loss attributable to common shareholders of $7.8 million or $0.76 per share for the same period in 1999. For the year ended December 31, 2000, we reported a net loss attributable to common shareholders of $35.4 million or $ 2.42 per share, compared to $27.1 million or $2.73 per share for 1999. (All amounts are in United States dollars.)

      The decline in sales during the fourth quarter and full year 2000 reflects the decision made during 2000, in anticipation of receiving FDA approval of our TRUGENE(TM) HIV-1 Genotyping Kit, to de-emphasize marketing and sales of sequencing systems to the research market. As a result, fourth quarter and full year 2000 sales of sequencing systems were $0.6 million and $4.5 million, respectively, compared to $2.8 million and $7.7 million for the comparable periods of 1999. During 2000, we emphasized generating recurring revenue from the sale of GeneKits and consumables in countries where regulatory guidelines permitted. Sales of GeneKits and consumables increased to $2.4 million and $8.1 million for the fourth quarter and full year of 2000, respectively, up from $1.9 million and $4.7 million for the comparable periods of 1999. Gross margins for the fourth quarter and full year of 2000 were negatively impacted by discarded materials and other costs attributable to the manufacturing scale up associated with the anticipated United States launch of the TRUGENE HIV-1 Genotyping Kit, if FDA approval is received. Cash and short-term investments at December 31, 2000 amounted to $80.4 million, compared to $42.7 million at December 31, 1999.

      This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

      We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.

Exhibit 1.  Fourth Quarter and 2000 Year End Financial Results

                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          VISIBLE GENETICS INC.


Date: March 8, 2001                       By: /s/ THOMAS CLARKE
                                              -----------------
                                              Name:  Thomas Clarke
                                              Title: Chief Financial Officer

                                     VISIBLE GENETICS INC.
                                  CONSOLIDATED BALANCE SHEETS
                                    ( UNITED STATES DOLLARS)

                                                             DECEMBER 31,         DECEMBER 31,
                                                                 2000                 1999
                                                           -----------------     ----------------

ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                 $ 18,476,303          $ 2,792,985
     Short-term investments                                      61,922,687           39,894,978
     Trade receivables, net of allowance for doubtful accounts    3,214,934            5,657,822
     Other receivables                                              884,995              668,748
     Prepaid and deposits                                           452,124              436,903
     Inventory                                                    2,268,877            2,600,007
                                                           -----------------     ----------------

TOTAL CURRENT ASSETS                                             87,219,920           52,051,443
                                                           -----------------     ----------------


FIXED ASSETS                                                     10,292,282            4,173,335
PATENTS AND LICENSES                                             12,182,112            2,122,367
OTHER LONG TERM ASSETS                                              661,591              292,404
                                                           -----------------     ----------------

                                                               $110,355,905          $58,639,549
                                                           =================     ================

LIABILITIES
CURRENT LIABILITIES
     Accounts payable                                           $ 3,847,364          $ 3,110,442
     Accrued liabilities                                          5,265,864            3,622,110
                                                           -----------------     ----------------

TOTAL CURRENT LIABILITIES                                         9,113,228            6,732,552
                                                           -----------------     ----------------


MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK               24,397,398           27,555,652
                                                           -----------------     ----------------

SHAREHOLDERS' EQUITY
Share capital                                                   169,717,379           75,422,070
Other equity                                                       (646,363)           8,987,328
Cumulative translation adjustment                                (1,013,459)            (619,911)
Deficit                                                         (91,212,278)         (59,438,142)
                                                           -----------------     ----------------
                                                                 76,845,279           24,351,345
                                                           -----------------     ----------------

                                                               $110,355,905           $58,639,549
                                                           =================     ================

                                                VISIBLE GENETICS INC.
                                        CONSOLIDATED STATEMENTS OF OPERATIONS
                                               (UNITED STATES DOLLARS)


                                              THREE MONTHS ENDED DECEMBER 31        TWELVE MONTHS ENDED DECEMBER 31
                                              ------------------------------        -------------------------------
                                               (UNAUDITED)
                                                   2000               1999               2000               1999
                                                   ----               ----               ----               ----

SALES
     Products                                    $ 2,984,628        $ 4,635,426       $ 12,659,783       $ 12,455,775
     Services                                         27,926            319,031            412,780          1,171,145
                                              ---------------    ---------------    ---------------    ---------------
                                                   3,012,554          4,954,457         13,072,563         13,626,920
                                              ---------------    ---------------    ---------------    ---------------
COST OF SALES
     Products                                      2,551,490          2,799,004          9,815,741          8,593,774
     Services                                         18,042            155,230            317,748            679,112
                                              ---------------    ---------------    ---------------    ---------------
                                                   2,569,532          2,954,234         10,133,489          9,272,886
                                              ---------------    ---------------    ---------------    ---------------

GROSS MARGIN                                         443,022          2,000,223          2,939,074          4,354,034
                                              ---------------    ---------------    ---------------    ---------------

EXPENSES
  Sales, general and administrative                8,429,225          6,204,167         28,570,747         19,073,546
  Research and development                         2,747,080          1,948,908         10,606,516          7,935,327
  Exit and termination costs                           -                789,849              -              1,329,083
                                              ---------------    ---------------    ---------------    ---------------
                                                  11,176,305          8,942,924         39,177,263         28,337,956
                                              ---------------    ---------------    ---------------    ---------------

LOSS FROM OPERATIONS BEFORE INTEREST             (10,733,283)        (6,942,701)       (36,238,189)       (23,983,922)

Interest income                                    1,176,319            343,296          4,480,589            694,549
Interest and financing expense                        (7,412)          (214,040)           (16,536)        (1,997,512)
                                              ---------------    ---------------    ---------------    ---------------

NET LOSS FOR THE PERIOD                           (9,564,376)        (6,813,445)       (31,774,136)       (25,286,885)

Cumulative preferred dividends and accretion
of discount attributable to preferred stock         (850,221)          (938,484)        (3,656,355)        (1,770,069)
                                              ---------------    ---------------    ---------------    ---------------

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS   $ (10,414,597)      $ (7,751,929)     $ (35,430,491)     $ (27,056,954)
                                              ---------------    ---------------    ---------------    ---------------

Weighted average number of common
     shares outstanding                           16,229,554         10,144,712         14,612,172          9,916,954
                                              ---------------    ---------------    ---------------    ---------------

BASIC AND FULLY DILUTED LOSS PER SHARE               $ (0.65)           $ (0.76)           $ (2.42)           $ (2.73)
                                              ===============    ===============    ===============    ===============


                                 VISIBLE GENETICS INC.
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (UNITED STATES DOLLARS)


                                                         TWELVE MONTHS ENDED DECEMBER 31
                                                            2000              1999
                                                       ----------------  ---------------


CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES
     Net loss for the period                             $ (31,774,136)   $ (25,286,885)
     Add: Items not involving cash -
        Depreciation                                         3,078,551        1,722,886
        Amortization                                         2,211,253          393,979
        Patents and licences written off                       142,165          451,085
        Non cash financing expense
          related to warrants granted                                -        1,466,691
        Amortization of discount on
          accounts receivable                                        -          (48,158)
        Foreign exchange                                      (163,252)          26,789
     Increase ( decrease ) from changes in -
        Trade receivables                                    2,436,001       (1,804,006)
        Other receivables                                     (267,177)         719,519
        Prepaid and deposits                                   (19,863)        (209,338)
        Inventory                                              219,221        1,290,997
        Other long term assets                                (369,187)        (292,404)
        Accounts payable                                       789,233         (734,230)
        Accured liabilities                                  1,783,467        1,956,660
                                                       ----------------  ---------------

                                                           (21,933,724)     (20,346,415)
                                                       ----------------  ---------------


Investing activities
        Purchase of fixed assets                            (9,269,045)      (1,919,092)
        Licenses and patents acquired                      (12,413,163)        (698,261)
        Purchase of short-term investments                (356,812,514)     (50,503,643)
        Redemption of short-term investments               334,784,805       15,716,919
                                                       ----------------  ---------------

                                                           (43,709,917)     (37,404,077)
                                                       ----------------  ---------------


Financing activities
        Common shares issued, net of expenses               81,109,816       29,009,385
        Convertible preferred stock issued,
           net of expenses                                                   22,719,748
        Warrants issued in connection with
          preferred stock                                            -        6,397,448
        Repayment of notes payable                                           (4,100,000)
        Repayment of loan from an officer                            -          323,405
        Other equity                                                 -           29,851
                                                       ----------------  ---------------

                                                            81,109,816       54,379,837
                                                       ----------------  ---------------


Effect of exchange rate fluctuations on
  cash balances                                                217,143           (2,284)
                                                       ----------------  ---------------



Increase (decrease) in cash during the year                 15,683,318       (3,372,939)
Cash, Beginning of period                                    2,792,985        6,165,924
                                                       ----------------  ---------------

CASH, END OF PERIOD                                       $ 18,476,303      $ 2,792,985
                                                       ================  ===============

                              VISIBLE GENETICS INC.
                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                             (UNITED STATES DOLLARS)


                                         TWELVE MONTHS ENDED DECEMBER 31
                                               2000            1999
                                         ---------------  --------------


Net loss for the period                   $ (31,774,136)  $ (25,286,885)
Other comprehensive income:
  Foreign currency translation adjustments     (393,548)       (704,733)
                                         ---------------  --------------

Comprehensive loss for the period         $ (32,167,684)  $ (25,991,618)
                                         ===============  ==============





                              VISIBLE GENETICS INC.
                       Consolidated Statements of Deficit
                             (UNITED STATES DOLLARS)

                                         TWELVE MONTHS ENDED DECEMBER 31
                                               2000            1999
                                         ---------------  --------------


Deficit, beginning of year                $ (59,438,142)  $ (34,151,257)
Net loss for the period                     (31,774,136)    (25,286,885)
                                         ---------------  --------------

Deficit, end of the period                $ (91,212,278)  $ (59,438,142)
                                         ===============  ==============